TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                       February 8, 2002


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Anacomp, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                                        Jeffrey A. Ruiz

Enclosures

                       UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 1)

                               Anacomp, Inc.
          ---------------------------------------
                      NAME OF ISSUER:
              Common Stock (Par Value $ .01)
          ---------------------------------------
               TITLE OF CLASS OF SECURITIES
                         032371106
          ---------------------------------------
                       CUSIP NUMBER
                     December 31, 2001
          ---------------------------------------
                  (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]      Rule 13d-I(b)

                 [   ]     Rule 13d-I(c)

                  [   ]    Rule 13d-I(d)

CUSIP No. 032371106






1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Taunus Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON

CUSIP No. 032371106


1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NDB Capital Markets Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON

Item 1(a).        Name of Issuer:

                  Anacomp, Inc. (the  Issuer )

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 12365 Crosthwaite Circle, Poway, CA 92064

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Taunus Corporation ( Taunus ) and NDB Capital Markets Corporation ( NDBCM ) (Taunus and NDBCM together, the Reporting Persons ).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of Taunus is 31 West 52nd Street, New York, New York, 10019.

                  The principal place of business of NDBCM is 10 Exchange Place Centre, Jersey City, NJ 07302.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock(the Common Stock).

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on each cover page.

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 A.    Taunus Corporation:

                 (a)    [  ]Broker or dealer registered under section 15 of the
                            Act;

                 (b)    [   ]Bank as defined in section 3(a)(6) of the Act;

                 (c)    [   ]Insurance Company as defined in section 3(a)(19) of
                             the Act;

                 (d)    [   ]Investment Company registered under section 8 of
                             the Investment Company Act of 1940;

                 (e)    [   ]An investment adviser in accordance with Rule 13d-1
                             (b)(1)(ii)(E);

                 (f)    [   ]An employee benefit plan, or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    [X]  A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    [   ]A savings association as defined in section 3(b) of
                             the Federal Deposit Insurance Act;

                 (i)    [   ]A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    [   ]Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. [ ]

                  B.    NDB Capital Markets Corporation:

                 (a)    [X]  Broker or dealer registered under section 15 of the
                             Act;

                 (b)    [   ]Bank as defined in section 3(a)(6) of the Act;

                 (c)    [   ]Insurance Company as defined in section 3(a)(19) of
                              the Act;

                 (d)    [   ]Investment Company registered under section 8 of
                              the Investment Company Act of 1940;

                 (e)    [   ]An investment adviser in accordance with Rule 13d-1
                             (b)(1)(ii)(E);

                 (f)    [   ]An employee benefit plan, or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    [   ]A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    [   ]A savings association as defined in section 3(b) of
                             the Federal Deposit Insurance Act;

                 (i)    [   ]A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    [   ]Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. [ ]

Item 4.  Ownership.

                  (a)      Amount beneficially owned:

                   (b)     Percent of class:

                  (c)      Number of shares as to which such person has:

                            (i)      sole power to vote or to direct the vote:

                            (ii)    shared power to vote or to direct the vote:

                            (iii) sole power to dispose or to direct the disposition of:

                            (iv) shared power to dispose or to direct the disposition of:

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2002



                                            TAUNUS CORPORATION



                                            By:    /s/ James T. Byrne, Jr.
                                            -------------------------------
                                            Name:   James T. Byrne, Jr.
                                            Title:  Secretary

                      Consent of NDB Capital Markets Corporation


                  The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Bankers Trust Company pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 8, 2002



                                NDB CAPITAL MARKETS CORPORATION



                                By:         /s/ Frank E. Lawatsch
                                -------------------------------------
                                Name:   Frank E. Lawatsch
                                Title:  Secretary